Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated November 20, 2019 to Prospectus dated September 11, 2017

Registration No. 333-219085

VIRGINIA ELECTRIC AND POWER COMPANY

FINAL TERM SHEET

2019 Series B 3.30% Senior Notes Due 2049

Principal Amount:	$550,000,000

Expected Rating (Moody’s/S&P/Fitch)*:	A2 (stable outlook) / BBB+ (stable outlook) / A (stable outlook)

Trade Date:	November 20, 2019

Settlement Date**:	December 5, 2019 (T+10)

Final Maturity Date:	December 1, 2049

Interest Payment Dates:	June 1 and December 1

First Interest Payment Date:	June 1, 2020

Make-Whole Call:	T+20 bps prior to June 1, 2049

Par Call:	On or after June 1, 2049

Treasury Benchmark:	2.25% due August 15, 2049

Benchmark Yield:	2.210%

Spread to Benchmark:	+110 bps

Reoffer Yield:	3.310%

Coupon:	3.30%

Price to Public:	99.811%

Proceeds to Company Before Expenses:	98.936%

CUSIP/ISIN:	927804 GC2/US927804GC28

Joint Book-Running Managers:	Deutsche Bank Securities Inc. MUFG Securities Americas Inc. SunTrust Robinson Humphrey, Inc. TD Securities (USA) LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC, and Cabrera Capital Markets, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated November 20, 2019, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request them by calling:

Deutsche Bank Securities Inc.	1-800-503-4611 (toll-free)
MUFG Securities Americas Inc.	1-877-649-6848 (toll-free)
SunTrust Robinson Humphrey, Inc.	1-800-685-4786 (toll-free)
TD Securities (USA) LLC	1-855-495-9846 (toll-free)

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

We expect that delivery of the Senior Notes will be made against payment for the Senior Notes on the Settlement Date, which will be the tenth business day following the date of this final term sheet (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of this final term sheet will be required, by virtue of the fact that the Senior Notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.